Filed by: Fifth Third Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Comerica Incorporated

(Commission File No.: 001-10706)

Date: October 6, 2025

The following CEO letter to employees was made available by Fifth Third Bancorp on October 6, 2025.

Subject: Better Together! Fifth Third to Acquire Comerica

Hello, everyone.

Today, we announced an important step forward on our journey to be elite. As shared in our press release, Fifth Third and Comerica have signed a definitive agreement to merge our two organizations, subject to shareholder and regulatory approval and customary closing conditions. This strategic combination brings together our two long-tenured, highly respected banking franchises to create the ninth largest U.S. bank with $288 billion in assets, industry-leading products and services, and a significantly expanded footprint.

This pivotal milestone reflects the very best of who we are at Fifth Third – teams united by a shared purpose to make life a Fifth Third Better for our shareholders, customers and communities. Comerica is a similarly long-tenured banking franchise, and together, we are building on our deep relationships and a legacy of local impact, guided by our values.

What this means for us

•	Stronger together: By combining Fifth Third’s award-winning retail and digital capabilities with Comerica’s middle market banking franchise, we’re creating a more dynamic, resilient institution.

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Bringing together Comerica’s deep relationships serving diverse industries with our leading payments products and broad capital markets capabilities will create a middle market banking powerhouse. Moreover, we’ll have two $1 billion recurring, high return fee businesses – Commercial Payments and Wealth & Asset Management – providing durable, diversified earnings and additional capacity to reinvest in future growth.

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Expanded geographic reach: The merger enhances our retail presence to 17 of the 20 fastest-growing markets across the country in the Southeast, Texas, Arizona and California. By 2030 we expect over half of our retail footprint will be concentrated in these regions.

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We plan to open 150 new financial centers in Texas by 2029, an investment that leverages our proven, best-in-class de novo playbook to build density and achieve a top three location share in Dallas, Houston and Austin (the fastest-growing cities in Texas).

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In the Midwest, we’ll now be No. 1 in retail deposit share in Michigan and Detroit, with opportunity to use our Momentum product suite and data-driven customer acquisition engine to continue growing households and deposits.

•	As a result of these investments, by 2030 we anticipate Fifth Third will be No. 2 in the Midwest and a top five player in our Southeast and Texas markets.

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Leadership and integration: Our goal is to “acquire what we admire.” To be successful, we must blend talent from both organizations. While the new organization will carry a familiar name – Fifth Third – it will be transformed by the partnership and people who come together to shape our future.

We mean it when we talk about “partnership” – we’re committed to building a team that reflects the strengths, values and vision of the new organization. The relationships and respect between our teams underscore our shared commitment to collaboration and progress, and we’re grateful to everyone who helped get us here today and will chart our course for a stronger tomorrow.

To ensure business and client continuity, leadership will include representation from both organizations. Upon close, Comerica’s Chairman and CEO Curt Farmer will join Fifth Third as vice chair, and Peter Sefzik, Comerica’s chief banking officer, will lead our Wealth & Asset Management business. Three members of Comerica’s Board will join our Board once the transaction closes, and Farmer will join our Board upon retirement.

We’re also raising the minimum wage for our Fifth Third employees to $21/hour to match Comerica’s offering. That change will be effective when the transaction closes, too.

•	Financial strength: The transaction is expected to be immediately accretive to shareholders and deliver peer-leading efficiency and returns – reinforcing our commitment to disciplined growth.

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Community commitment: Our approaches to community investment and engagement are similarly aligned, reflecting our deep commitment to broadening financial access across our footprint. We intend to expand our innovative place-based economic development strategies to key markets in our new, expanded footprint.

•	Early next year, we will welcome Detroit to our Neighborhood Program with an initial $20 million investment over the next three years.

What we need from you

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Stay focused: While this is exciting news, our day-to-day priorities of stability, profitability and growth remain unchanged. Stay focused and keep delivering for our customers, our communities and each other – just as you always have. There are no immediate changes to your role or responsibilities.

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Be an ambassador: In the coming days and weeks, you may get questions from customers, clients, partners, community members or other banks. Please approach those conversations as an opportunity to share our excitement and reinforce our commitment to delivering a banking experience that is truly a Fifth Third Better.

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Engage and learn: We will share more details in the coming weeks about integration plans, leadership updates and opportunities to get involved. Stay tuned and participate in upcoming town halls and communications.

Next steps

This is an exciting milestone for all of us at Fifth Third and Comerica. We anticipate the transaction will close at the end of the first quarter of 2026, and until it does, there are limits to what we can share – both inside our organization and with the public.

For more information, so you can continue to serve our customers and communities with confidence, while supporting one another:

•	Read these FAQs and visit The Landing for additional resources.

•	Visit our website.

•	Email me directly at spence.t@53.com with questions or comments.

Looking forward

We’re building something extraordinary, and your role in our future is essential. I’m energized by the growth trajectory and compelling banking franchise this combination will create for all of us.

We are entering a new chapter as a combined company – one built on the foundation of our culture and our shared Ambition to be the One Bank people most value and trust. The way we show up, stay connected and hold ourselves accountable is what sets us apart and sets us up to achieve what’s coming next.

Looking ahead, let’s continue to give our best, finish the year strong and celebrate the impact we make together. I’m deeply grateful for the dedication and teamwork that brought us to this point and thrilled about what the future holds.

Thank you for your dedication, leadership and commitment to giving 166.7% to everything you do. I’m excited to take this bold step forward together with you.

Best,

Tim

FORWARD-LOOKING STATEMENTS

This communication contains statements that constitute “forward-looking statements” within the meaning of, and subject to the protections of, Section 27A of the Securities Act, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “achieve,” “anticipate,” “assume,” “believe,” “could,” “deliver,” “drive,” “enhance,” “estimate,” “expect,” “focus,” “future,” “goal,” “grow,” “guidance,” “intend,” “may,” “might,” “plan,” “position,” “potential,” “predict,” “project,” “opportunity,” “outlook,” “should,” “strategy,” “target,” “trajectory,” “trend,” “will,” “would,” and other similar words and expressions or the negative of such terms or other comparable terminology. Forward-looking statements include, but are not limited to, statements about our business strategy, goals and objectives, projected financial and operating results, including outlook for future growth, and future common share dividends, common share repurchases and other uses of capital. These statements are not historical facts, but instead represent our beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside of our control.

Comerica Incorporated’s (“Comerica”) and Fifth Third Bancorp’s (“Fifth Third”) actual results and financial condition may differ materially from those indicated in these forward-looking statements. Important factors that could cause Comerica’s and Fifth Third’s actual results, financial condition and predictions to differ materially from those indicated in such forward-looking statements include, in addition to those set forth in our and Fifth Third’s filings with the U.S. Securities and Exchange Commission (the “SEC”): (1) the risk that the cost savings and synergies from the merger of Comerica with Fifth Third (the “Transaction”) may not be fully realized or may take longer than anticipated to be realized; (2) the failure of the closing conditions in the merger agreement between Comerica and Fifth Third providing for the Transaction to be satisfied, or any unexpected delay in closing the Transaction or the occurrence of any event, change or other circumstances, including the impact and timing of any government shutdown, that could delay the Transaction or could give rise to the termination of the merger agreement; (3) the outcome of any legal or regulatory proceedings or governmental inquiries or investigations that may be currently pending or later instituted against Comerica, Fifth Third or the combined company; (4) the possibility that the Transaction does not close when expected or at all because required regulatory, stockholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed Transaction); (5) the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Comerica and Fifth Third operate; (6) disruption to the parties’ businesses as a result of the announcement and pendency of the Transaction; (7) the costs associated with the anticipated length of time of the pendency of the Transaction, including the restrictions contained in the definitive merger agreement on the ability of Comerica or Fifth Third to operate its business outside the ordinary course during the pendency of the Transaction; (8) risks related to management and oversight of the expanded business and operations of the combined company following the closing of the proposed Transaction; (9) the risk that the integration of each party’s operations will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses; (10) the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (11) reputational risk and potential adverse reactions of Comerica or Fifth Third customers, employees, vendors, contractors or other business partners, including those resulting from the announcement or completion of the Transaction; (12) the dilution caused by Fifth Third’s issuance of additional shares of its common stock in connection with the Transaction; (13) a material adverse change in the condition of Comerica or Fifth Third; (14) the extent to which Comerica’s or Fifth Third’s businesses perform consistent with management’s expectations; (15) Comerica’s and Fifth Third’s ability to take advantage of growth opportunities and implement targeted initiatives in the timeframe and on the terms currently expected; (16) the inability to sustain revenue and earnings growth; (17) the execution and efficacy of recent strategic investments; (18) the timing and impact of Comerica’s Direct Express transition; (19) the impact of macroeconomic factors, such as changes in general economic conditions and monetary and fiscal policy, particularly on interest rates; (20) changes in customer behavior; (21) unfavorable developments concerning credit quality; (22) declines in the businesses or industries of Comerica’s or Fifth Third’s customers; (23) the possibility that the combined company is subject to additional regulatory requirements as a result of the proposed Transaction of expansion of the combined company’s business operations following the proposed Transaction; (24) general competitive, political and market conditions and other factors that may affect future results of Comerica and Fifth Third including changes in asset quality and credit risk; (25) security risks, including cybersecurity and data privacy risks, and capital markets; (26) inflation; (27) the impact, extent and timing of technological changes; (28) capital management activities; (29) competitive product and pricing pressures; (30) the outcomes of legal and regulatory proceedings and related financial services industry matters; and (31) compliance with regulatory requirements. Any forward-looking statement made in this communication is based solely on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except to the extent required by law. These and other important factors, including those discussed under “Risk Factors” in Comerica’s Annual Report on Form 10-K for the year ended December 31, 2024 (available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/0000028412/000002841225000108/cma-20241231.htm), and in Fifth Third’s Annual Report on Form 10-K for the year ended December 31, 2024 (available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/0000035527/000003552725000079/fitb-20241231.htm), as well as Comerica’s and Fifth Third’s subsequent filings with the SEC, may cause actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements. The forward-looking statements herein are made only as of the date they were first issued, and unless otherwise required by applicable securities laws, Comerica and Fifth Third disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

Fifth Third intends to file a registration statement on Form S-4 with the SEC to register the shares of Fifth Third common stock that will be issued to Comerica stockholders in connection with the proposed Transaction. The registration statement will include a joint proxy statement of Comerica and Fifth Third that also constitutes a prospectus of Fifth Third. The definitive joint proxy statement/prospectus will be sent to the stockholders of Comerica and shareholders of Fifth Third in connection with the proposed Transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING COMERICA, FIFTH THIRD, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Comerica or Fifth Third through the website maintained by the SEC at https://www.sec.gov or by contacting the investor relations department of Comerica or Fifth Third at:

Comerica Inc.	Fifth Third Bancorp
Comerica Bank Tower 1717 Main Street, MC 6404	38 Fountain Square Plaza MD 1090FV
Dallas, TX 75201	Cincinnati, OH 45263
Attention: Investor Relations	Attention: Investor Relations
InvestorRelations@comerica.com (833) 571-0486	IR@53.com (866) 670-0468

Before making any voting or investment decision, investors and security holders of Comerica and Fifth Third are urged to read carefully the entire registration statement and joint proxy statement/prospectus when they become available, including any amendments thereto, because they will contain important information about the proposed Transaction. Free copies of these documents may be obtained as described above.

PARTICIPANTS IN THE SOLICITATION

Comerica, Fifth Third and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Comerica and shareholders of Fifth Third in connection with the Transaction under the rules of the SEC. Information regarding the directors and executive officers of each of Comerica and Fifth Third is set forth in (i) Comerica’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, including under the headings entitled “Information about Nominees and Other Directors”, “Director Independence”, “Transactions with Related Persons”, “Compensation Committee Interlocks and Insider Participation”, “Compensation of Directors”, “Proposal 3 Submitted for your Vote – Non-Binding, Advisory Proposal Approving Executive Compensation”, “Pay Versus Performance”, “Pay Ratio Disclosure” and “Security Ownership of Management”, which was filed with the SEC on March 17, 2025 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000028412/000002841225000135/cma-20250313.htm, and (ii) Fifth Third’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, including under the headings entitled “Board of Directors Compensation”, “Compensation Discussion and Analysis”, “Human Capital and Compensation Committee Report”, “Compensation of Named Executive Officers”, “CEO Pay Ratio”, “Pay vs Performance”, “Company Proposal No. 2: Advisory Vote on Compensation of Named Executive Officers (Item 3 on Proxy Card)” and “Compensation Committee Interlocks and Insider Participation”, which was filed with the SEC on March 4, 2025 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000035527/000119312525045653/d901598ddef14a.htm. To the extent holdings of each of Comerica’s or Fifth Third’s securities by its directors or executive officers have changed since the amounts set forth in Comerica’s or Fifth Third’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=35527&owner=exclude, and at https://www.sec.gov/edgar/browse/?CIK=28412&owner=exclude.

Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of these documents through the website maintained by the SEC at https://www.sec.gov.

NO OFFER OR SOLICITATION

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.